Ref: SB/0156

25 October 2006

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

RECEIVED
2006 NOV -1 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE


06018019

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 25 October 2006.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6053.

Yours faithfully

S.Butler

Sarah Butler
Secretary

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Lonmin today announces its production report for the twelve months to 30 September 2006 (unaudited).

Brad Mills, Chief Executive Officer said:

"Our mining operations had a record year producing 1,017,137 Platinum ounces in concentrate ahead of our 1 million ounce target. Marikana continued to ramp up underground production with underground tonnes mined up 8.1% on last year. As planned we continued to scale back our opencast operations with Marikana's opencast tonnes mined down 23.4%. Limpopo delivered 50,404 Platinum ounces in concentrate for the year in line with our forecasts. In the last quarter of the year we achieved stable Smelter operations and the Process Division recovered quickly from September's fire in the Precious Metal Refinery. We recorded total sales for the year of 952,682 ounces of Platinum and 1,817,624 ounces of total Platinum Group Metals up 4.4% and 7.4% respectively on last year. During the year we sold approximately 20% of our full year's PGM sales as concentrate due to our Smelter rebuild programme and other processing outage issues. These sales carry a lower margin than refined metal sales. Cost pressures increased in the second half and we now believe that full year Marikana C1 costs of own production net of by-product credits will be around R2,400 to R2,450 per PGM ounce sold."

Mining

				12 months to 30 September 2006	12 months to 30 September 2005
Tonnes mined	Marikana	Underground	000	11,942	11,047
		Opencast	000	2,032	2,653
		Total	**000**	**13,974**	**13,700**
	Limpopo	Underground	000	858	212
		Opencast	000	14	0
		Total	**000**	**872**	**212**
	Lonmin Platinum	**Underground**	**000**	**12,800**	**11,259**
		Opencast	**000**	**2,046**	**2,653**
		Total	**000**	**14,846**	**13,912**

				12 months to 30 September 2006	12 months to 30 September 2005
Tonnes milled*	Marikana	Underground	000	11,959	11,102
		Opencast	000	2,308	2,444
		Total	**000**	**14,267**	**13,546**
	Limpopo	Underground	000	887	214
		Opencast	000	14	0
		Total	**000**	**901**	**214**
	Lonmin Platinum	**Underground**	**000**	**12,846**	**11,316**
		Opencast	**000**	**2,322**	**2,444**
		Total	**000**	**15,168**	**13,760**

*Excluding slag

				12 months to 30 September 2006	12 months to 30 September 2005
Metals in concentrate	Marikana	*Platinum*	oz	966,733	930,373
		Palladium	oz	433,699	402,748
		Rhodium	oz	137,220	129,872
		Total PGMs	**oz**	**1,861,179**	**1,766,908**
	Limpopo	Platinum	oz	50,404	11,567
		Palladium	oz	38,170	9,217
		Rhodium	oz	7,845	1,305
		Total PGMs	**oz**	**113,364**	**25,672**
	Lonmin Platinum	**Platinum**	**oz**	**1,017,137**	**941,940**
		Palladium	**oz**	**471,869**	**411,965**
		Rhodium	**oz**	**145,065**	**131,177**
		Total PGMs	**oz**	**1,974,543**	**1,792,580**

Metals in concentrate are contained ounces in concentrate produced during the period by the mining operations.

Metallurgy

				12 months to 30 September 2006	12 months to 30 September 2005
Production	Marikana refined	Platinum	oz	739,277	830,911
		Palladium	oz	323,275	360,753
		Rhodium	oz	87,674	93,445
		Total PGMs	**oz**	**1,352,037**	**1,510,553**
	Marikana concentrate and other	Platinum	oz	158,114	73,985
		Palladium	oz	77,630	38,346
		Rhodium	oz	37,855	24,491
		Total PGMs	**oz**	**341,643**	**167,956**
	Limpopo concentrate	Platinum	oz	50,404	11,524
		Palladium	oz	38,170	9,043
		Rhodium	oz	7,845	1,320
		Total PGMs	**oz**	**113,364**	**25,741**
	Lonmin Platinum	**Platinum**	**oz**	**947,795**	**916,420**
		Palladium	**oz**	**439,075**	**408,142**
		Rhodium	**oz**	**133,374**	**119,256**
		Total PGMs	**oz**	**1,807,044**	**1,704,250**

Lonmin Group Metal Sales

				12 months to 30 September 2006	12 months to 30 September 2005
Sales	**Lonmin Platinum**	**Platinum**	**oz**	**952,682**	**912,844**
		Palladium	**oz**	**442,630**	**402,425**
		Rhodium	**oz**	**135,449**	**117,944**
		Total PGMs	**oz**	**1,817,624**	**1,692,517**

				12 months to 30 September 2006	12 months to 30 September 2005
Prices	Average	Platinum	R/oz	7,283	5,366
			$/oz	1,084	856
		Palladium	R/oz	1,999	1,184
			$/oz	299	189
		Rhodium	R/oz	26,106	10,494
			$/oz	3,897	1,661
	Basket price of PGMs & base metals		$/kg	30,916	19,979

Exchange Rates	Average rate for period	$/£	1.81	1.85
		R/$	6.63	6.28
	Closing rate	$/£	1.87	1.75
		R/$	7.77	6.36

Lonmin's Final Results will be announced on 15 November 2006 and first quarter production report on 25 January 2007.

Enquiries:
Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications